

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF CORPORATION FINANCE**

April 16, 2015

<u>Via E-mail</u>
James J. Noble
Chief Executive Officer
Adaptimmune Therapeutics Limited
91 Park Drive, Milton Park
Abingdon, Oxfordshire, OX14 4RY
United Kingdom

> **Re:   Adaptimmune Therapeutics PLC**
> **Registration Statement on Form F-1**
> **Filed April 6, 2015**
> **File No. 333-203267**

Dear Mr. Noble:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 65</u>

1. We note your response to our prior comment 7 and your revised disclosure. Please provide your best estimate of the number of years these proceeds will fund the operation of the pilot facility and whether they will allow you to initiate or complete the feasibility study.

<u>Exclusive License for Bead Products, page 119</u>

2. We note your response to our prior comment 10 and your revised disclosure. Aggregate milestone payments are material features of your licensing and sublicensing agreements. Please revise your disclosure to include these potential aggregate milestones attributable to each of your license and sublicense agreements. Please also note that we are not

requesting that you disclose discreet future milestone events or discreet future milestone payments.

Consolidated Balance Sheets, page F-18

3.  Refer to your response to comment 13.  Your statement that the current operating cycle is expected to be up to three years appears to indicate that your normal operating cycle is not clearly identifiable.  Please explain to us how your normal operating cycle is clearly identifiable when it can vary significantly.  Alternatively, revise your balance sheet presentation to classify deferred revenues that you expect to recognize beyond 12 months as non-current liability. In your response explain to us why your realization of cash (see paragraph 68 of IAS 1) already and throughout the life of the GSK agreement is not indicative of a short normal operating cycle.

Exhibits

4.  4. We refer to your exhibit index and exhibits to your Form F-1. We note certain exhibits listed in the exhibit index are not filed as exhibits (e.g. Deed for Transitional Services) and certain exhibits are filed as exhibits to your Form F-1 but are not listed in the exhibit index (e.g. Laboratory and Production Services Master Agreement). Accordingly, please reconcile your list of exhibits to your filed exhibits and please file any non-previously filed exhibits listed on your revised exhibit index. We also note the absence of any disclosure in the prospectus regarding your Laboratory and Production Services Master Agreement filed as Exhibit 10.12. Please advise us why this agreement was filed as an exhibit to your Form F-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Mark Brunhofer at (202) 551-3638 or Keira Nakada at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler

<u>Via E-mail</u>
cc:    David S. Bakst
       Mayer Brown LLP